Exhibit 99.1

Xueda Education Group Reports Second Quarter 2014 Financial Results

Quarterly Net Revenues increased 5.4% Year-over-Year to $120.8 million

Effective Student Count(1) increased 17.6% Year-over-Year to 58,895 students

New Student Sign-ups increased 5.3% Year-over-Year to 27,049 students

Student Retention increased 30.5% Year-over-Year to 31,846 students

BEIJING, August 26, 2014 — Xueda Education Group (NYSE: XUE) (“Xueda” or the “Company”), a leading national provider of personalized tutoring services for primary and secondary school students in China, today announced its unaudited financial results for the second quarter ended June 30, 2014.

Financial Highlights for Second Quarter 2014 Compared to Second Quarter 2013

•                  Total net revenues increased 5.4% to $120.8 million from $114.6 million.

•                  Gross margin was 34.5%, compared to 39.1%.

•                  Net income attributable to Xueda Education Group was $15.3 million, compared to $17.2 million.

•                  Non-GAAP diluted net income(2) per ADS attributable to Xueda Education Group was $0.27, compared to $0.28.

Operational Highlights for the Second Quarter 2014

•                  Effective student count increased 17.6% to 58,895 students from 50,087 for the second quarter 2013.

•                  New student sign-ups increased 5.3% to 27,049 students from 25,688 for the second quarter 2013.

•                  Student retention increased 30.5% to 31,846 students from 24,399 for the second quarter 2013.

•                  New learning centers increased net 32 compared to the first quarter 2014. The total number of learning centers at the end of the second quarter was 462.

Mr. Xin Jin, co-founder and Chief Executive Officer of Xueda, stated, “A key strategy in 2014 is to increase our student base.  In the second quarter, we enrolled 27,000 new students and retained approximately 7,000 more students compared to the second quarter 2013.  Our effort to attract and retain students is working, and along with our small group tutoring and eXueda initiatives, we are cementing a broad-based foundation for the future.

Our enlarged student base is embracing our expanded service offerings and promotions at a much faster pace than we had initially anticipated, causing an unexpected year-over-year decline in average revenue per student and ultimately flat year-over-year 2014 revenue growth. As we roll into 2015, the good news is that we will adjust our pricing and small group sizing, and therefore, normalize average revenue per student.  As such, we are confident about our ability to drive meaningful revenue and profit growth in 2015.”

Ms. Christine Lu-Wong, Chief Financial Officer of Xueda, added, “In addition to growing our student base, this quarter we aggressively invested in further expanding our learning center network and implementing eXueda. We added net 32 new learning centers and accelerated our investments in eXueda by seeding ownership of Internet-enabled tablets for our newly enrolled students and recruits.  We believe these investments, although significantly increasing our cost of sales during the quarter, will build on the momentum and further accelerate the expansion of the tutoring platform.”

(1)  Effective student count is the number of students whose contract amounts are at least 200RMB as of the last day of the period and have attended at least one tutoring session within the last 180 days.

(2)  All non-GAAP measures exclude share-based compensation expenses. For further details on non-GAAP measures, please refer to the reconciliation tables and a detailed discussion of the Company’s use of non-GAAP information set forth elsewhere in this press release.

1

Second Quarter 2014 Financial and Operating Results

Total Net Revenues

Total net revenues for the second quarter 2014 increased 5.4% year-over-year to $120.8 million, from $114.6.million for the second quarter 2013. Included in total net revenues for the quarter is $9.9 million from 24,000 Internet-enabled tablet devices provided as part of the implementation of eXueda, the Company’s cloud-based tutoring platform.  Average total revenue per student was $1,881 for the second quarter 2014 compared to $1,973 for the second quarter 2013.

Cost of Revenues

Cost of revenues for the second quarter 2014 increased 13.5% year-over-year to $79.2 million, from $69.8 million for the second quarter 2013. The increase was primarily due to the Company’s investment of $11.9 million in Internet-enabled tablet devices provided to students and potential customers as part of the implementation of eXueda.

Gross Profit and Gross Margin

Gross profit for the second quarter 2014 decreased 7.1% year-over-year to $41.7 million from $44.9 million for the second quarter 2013. Gross margin for the second quarter 2014 was 34.5%, compared to 39.1% for the second quarter 2013.  The decrease was largely due to investments in the implementation of eXueda.

•                  Teaching staff cost for the second quarter 2014 decreased to 42.8% of total net revenues, from 47.4% for the second quarter 2013.

•                  Rental cost for the second quarter 2014 decreased to 8.8% of total net revenues, from 8.9% for the second quarter 2013, despite adding net 32 new learning centers compared to a net decrease of two learning centers for the second quarter 2013.

•                  Depreciation costs for the second quarter 2014 decreased to 2.6% of total net revenues, from 3.0% for the second quarter 2013.

•                  Investments in the implementation of eXueda was $11.9 million in Internet-enabled tablet devices for the second quarter 2014 compared to $nil for the second quarter 2013.

Operating Expenses

Total operating expenses for the second quarter 2014 were $23.3 million unchanged from the second quarter 2013.  Total operating expenses for the second quarter 2014 comprised 19.3% of total net revenues, compared to 20.3% for the second quarter 2013. Total non-GAAP operating expenses for the second quarter 2014 were $21.8 million, compared to $22.2 million the same period in 2013.  Total non-GAAP operating expenses for the second quarter 2014 comprised 18.1% of total net revenues, compared to 19.4% for the second quarter 2013.

General and administrative expenses for the second quarter 2014 were $13.2 million, compared to $13.8 million for the same period in 2013.  General and administrative expenses for the second quarter 2014 accounted for 10.9% of total net revenues, compared to 12.0% for the second quarter 2013. Non-GAAP general and administrative expenses for the second quarter 2014 were $11.7 million, compared to $12.7 million for the same period in 2013.  Non-GAAP general and administrative expenses for the second quarter 2014 accounted for 9.7% of total net revenues, compared to 11.0% for the second quarter 2013.  The decrease in general and administrative expenses was due to a decrease in office expenses and bonuses accrued.

Sales and marketing expenses for the second quarter 2014 were $10.1 million, compared to $9.5 million for the same period in 2013. Sales and marketing expenses for the second quarter 2014 represented 8.4% of total net revenues, compared to 8.3% for the second quarter 2013. Sales and marketing expenses were approximately in line with the year-ago quarter.

Operating Income

Operating income for the second quarter 2014 was $18.3 million, compared to $21.5 million for the second quarter 2013. Non-GAAP operating income for the second quarter 2014 was $19.8 million, compared to $22.7 million for the second quarter 2013. The decrease was primarily due to lower gross profit.

Net Income and Net Income per ADS

Net income attributable to Xueda Education Group for the second quarter 2014 was $15.3 million, compared to $17.2 million for the same period in 2013. Diluted net income attributable to Xueda Education Group per ADS for the second quarter 2014 was $0.24 per ADS, compared to $0.26 per ADS for the second quarter 2013.

Non-GAAP net income attributable to Xueda Education Group for the second quarter 2014 was $16.7 million, compared to $18.3 million for the second quarter 2013. Non-GAAP diluted net income attributable to Xueda Education Group per ADS for the second quarter 2014 was $0.27 per ADS, compared to $0.28 for the second quarter 2013.

Cash Flow

Net operating cash outflow for the second quarter 2014 was $19.7 million, compared to $5.3 million cash outflow for the second quarter 2013. The increase in net operating cash outflow was mainly due to lower cash collections from enrollment and renewals. Capital expenditures for the second quarter 2014 were $3.7 million, compared to $1.7 million for the second quarter 2013.  The increase in capital expenditures was attributed to the increase in new learning centers in the second quarter 2014, compared to the net decrease of 2 learning centers in the second quarter 2013.

First Half 2014 Financial Results and Operating Results

Total Net Revenues

Total net revenues were $206.1 million for the first half 2014, an increase of 3.8% year-over-year from $198.5 million for the corresponding period in 2013.

•                  Total new student sign-ups were 54,793 for the first half 2014, an increase of 7.3% year-over-year from 51,071, for the corresponding period in 2013.

•                  Average total revenue per student was $3,197 for the first half 2014, compared to $3,305 for the corresponding period in 2013

Cost of Revenues

Total cost of revenues were $140.3 million for the first half 2014, an increase of 8.0% year-over-year from $130.0 million for the corresponding period in 2013.

Gross Profit and Gross Margin

Gross profit was $65.7 million for the first half 2014, a decrease of 4.1% year-over-year from $68.6 million for the corresponding period in 2013.  For the first half 2014, gross margin was 31.9%, compared to 34.5% for the corresponding period in 2013. The decrease was largely attributed to the Company’s investment in Internet-enable tablet devices in the second quarter to support the implementation of eXueda.

•                  Teaching staff cost was 46.2% of total net revenues for the first half 2014, compared to 48.8% for the corresponding period in 2013.

•                  Rental cost was 10.2% of total net revenues for the first half 2014, unchanged from the corresponding period in 2013, despite adding net 54 new learning centers in the first half of 2014, compared to net 4 additional learning centers for the corresponding period in 2013

Operating Expenses

Total operating expenses were $47.1 million for the first half 2014, an increase of 3.9% year-over-year from $45.4 million for the corresponding period in 2013.  Total operating expenses accounted for 22.9% of total net revenues for the first half 2014, nearly flat year-over-year from 22.8% for the corresponding period in 2013.

General and administrative expenses were $28.5 million for the first half 2014, an increase of 5.0% year-over-year from $27.2 million for the corresponding period in 2013.  Selling and marketing expenses were $18.6 million for the first half 2014, compared to $18.2 million for the corresponding period in 2013.

Operating Income

Income from operations for the first half 2014 was $18.6 million, a decrease of 19.7% year-over-year from $23.2 million for the corresponding period in 2013.  Non-GAAP income from operations for the first half 2014 was $22.9 million, a decrease of 9.5% from $25.4 million for the corresponding period in 2013.  The decrease was primarily attributed to lower gross profit.

Net Income and Net Income per ADS

Net income attributable to Xueda Education Group for the first half 2014 was $16.4 million, a decrease of 14.5% year-over-year from $19.2 million for the corresponding period in 2013. Diluted net income attributable to Xueda Education Group per ADS for the first half 2014 was $0.25, compared to $0.29 for the corresponding period in 2013.

Non-GAAP net income attributable to Xueda Education Group for the first half 2014 was $20.7 million, a decrease of 2.9% year-over-year from $21.3 million for the corresponding period in 2013.  Non-GAAP diluted income attributable to Xueda Education Group per ADS for the first half 2014 was $0.31, nearly flat year-over-year from $0.32 for the corresponding period in 2013.

Cash and Cash Flow

Net operating cash outflow for the first half 2014 was $2.6 million, compared to an $18.5 million cash inflow for the corresponding period in 2013.  The increase in net operating cash outflow was mainly due to lower cash collection from new enrollment and renewals. Capital expenditures for the first half 2014 were $7.1 million, compared to $4.1 million for the corresponding period in 2013.

Cash and Short-term Investment

As of June 30, 2014, the Company had cash, cash equivalents and short-term investments totaling $198.7 million compared to $246.7 million as of December 31, 2013. The decrease was mainly due to a $9.9 million dividend payment, $29.6 million for repurchased shares and $7.1 million in capital expenditures.

Business Outlook

For the third quarter 2014, the Company currently expects:

•                  Net revenues to be at least $73.0 million, a decrease of approximately 8% from the same quarter of the previous year.

•                  Non-GAAP net loss attributable to Xueda Education Group per ADS to be approximately $0.08, compared to non-GAAP diluted net income attributable to Xueda Education Group per ADS of $0.04 for the same quarter of the previous year.  This estimate assumes a full-year effective income tax rate of 27% on non-GAAP income before income tax and weighted average basic ADSs of 62.2 million.

For the full-year 2014, the Company currently expects:

•                  Net revenues to be at least $347.5 million, flat from the previous year.

•                  Non-GAAP diluted net income attributable to Xueda Education Group per ADS to be at least $0.16, compared to $0.32 from the previous year, representing a 50% year-over-year decrease.  This estimate assumes an effective income tax rate of 27% on non-GAAP income before income tax and weighted average diluted ADSs of 65.1 million.

The above guidance is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Non-GAAP Financial Measures

To supplement the financial measures calculated in accordance with U.S. GAAP, this press release includes certain non-GAAP financial measures of adjusted net income and adjusted diluted earnings per ADS, each of which is adjusted to exclude share-based compensation expenses. The Company believes excluding such expenses from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results as such expenses are not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings. The Company also believes that these non-GAAP financial measures are important to help investors understand the Company’s current financial performance and future prospects and compare business trends among different reporting periods on a consistent basis. These non-GAAP financial measures should be considered in addition to financial measures presented in accordance with U.S. GAAP, but should not be considered as a substitute for, or superior to, financial measures presented in accordance with U.S. GAAP. For a reconciliation of each of these non-GAAP financial measures to the most directly comparable U.S. GAAP financial measure, please see the financial information included elsewhere in this press release.

Conference Call

Xueda will hold a corresponding conference call and live webcast at 8:00 p.m. EDT on Monday, August 25, 2014 (which corresponds to 5:00 p.m. PDT on Monday, August 25, 2014 and 8:00 a.m. Beijing/Hong Kong Time on Tuesday, August 26, 2014) to discuss the results and answer questions from investors. Listeners may access the call by dialing:

US Toll Free:	1-866-519-4004
International Toll:	65-6723-9381
Hong Kong Toll Free:	800-930-346
Hong Kong Toll:	852-2475-0994
China Toll:	800-819-0121
China Toll (Mobile):	400-620-8038
Conference ID:	76510171

The conference call will be available live via webcast on the Investors section of Xueda’s website at http://ir.xueda.com. The archive replay will be available on Xueda’s website shortly after the call.

A replay of the conference call may be accessed through September 2, 2014 by dialing:

US Toll Free:	1-855-452-5696
International Toll:	61-2-8199-0299
Conference ID:	76510171

About Xueda Education Group

Xueda Education Group (“Xueda”) is a leading national provider of personalized tutoring services for primary and secondary school students in China. For more information about Xueda, please visit http://ir.xueda.com.

Forward-looking Statements

All statements included in this press release, other than statements or characterizations of historical fact, are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our current expectations, market and operating conditions, estimates and projections about our industry, management’s beliefs, and certain assumptions made by us, all of which are subject to change. Forward-looking statements can often be identified by words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “may,” “will,” “should,” “would,” “could,” “potential,” “continue,” “ongoing,” “targets” and similar expressions, and variations or negatives of these words. These forward-looking statements are not guarantees of future results and are subject to risks and uncertainties beyond our control, which could cause our actual results to differ materially and adversely from those expressed in any forward-looking statement. Further information regarding these and other risks, uncertainties or factors is included in our filings with the U.S. Securities and Exchange Commission. We do not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Contact:

Xueda Education Group
Ross Warner

Tel: +86-10-6427-8899 ext. 6619

Email: investor_relations@xueda.com

Asia Bridge Capital Limited

Wendy Sun

Tel: +86-10-8556-9033 (China)

+1-888-550-8392 (U.S.)

Email: wendy.sun@asiabridgegroup.com

Xueda Education Group

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands of US Dollars)

	As of
	June 30, 2014	December 31, 2013
	(Unaudited)	(Note)
Current assets:
Cash and cash equivalents	$96,394	$117,063
Short-term investments	102,354	129,619
Prepaid expenses and other current assets	23,156	16,642
Amounts due from related parties	—	2,631
Deferred tax assets-current	5,416	6,139
Total current assets	227,320	272,094
Property and equipment, net	33,848	34,826
Rental deposits	4,898	4,807
Goodwill	875	897
Long-term investments	14,751	15,197
Other non-current assets	5,294	3,797
Total assets	$286,986	$331,618

Liabilities and shareholders’ equity Current liabilities:
Deferred revenues-current (including deferred revenues of the consolidated VIE without recourse to the Company of $82,321 and $103,871 as of June 30, 2014 and December 31, 2013, respectively)	82,321	103,871
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE without recourse to the Company of $27,125 and $29,993 as of June 30, 2014 and December 31, 2013, respectively)	37,438	35,275
Income taxes payable (including income taxes payable of the consolidated VIE without recourse to the Company of $9,770 and $8,675 as of June 30, 2014 and December 31, 2013, respectively)	11,183	9,383
Deferred income-current (including deferred income of the consolidated VIE without recourse to the Company of $nil and $nil as of June 30, 2014 and December 31, 2013, respectively)	347	347
Amount due to a related party (including amount due to a related party of the consolidated VIE without recourse to the Company of $nil and $nil as of June 30, 2014 and December 31, 2013, respectively)	11	—
Total current liabilities	131,300	148,876
Deferred revenues-noncurrent (including deferred revenues of the consolidated VIE without recourse to the Company of $21,620 and $29,983 as of June 30, 2014 and December 31, 2013, respectively)	21,620	29,983
Deferred income-noncurrent (including deferred income of the consolidated VIE without recourse to the Company of $nil and $nil as of June 30, 2014 and December 31, 2013, respectively)	87	260

Total liabilities	153,007	179,119

Total Xueda Education Group’s equity	133,943	152,387
Non-controlling interests	36	112
Total equity	133,979	152,499

Total liabilities and equity	$286,986	$331,618

Note: The above financial information as of December 31, 2013 is derived from Xueda Education Group’s audited financial statements for the year ended December 31, 2013.

Xueda Education Group

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands of US Dollars, except number of ADSs and per ADS data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013

Net revenues	$120,810	$114,627	$206,064	$198,528
Cost of revenues(1)	(79,160)	(69,772)	(140,319)	(129,953)
Gross profit	41,650	44,855	65,745	68,575

Operating expenses
General and administrative(1)	(13,202)	(13,768)	(28,507)	(27,155)
Selling and marketing(1)	(10,117)	(9,543)	(18,605)	(18,202)
Total operating expenses	(23,319)	(23,311)	(47,112)	(45,357)
Income from operations	18,331	21,544	18,633	23,218
Interest income	1,592	2,017	3,058	3,576
Income before income tax expenses	19,923	23,561	21,691	26,794
Income tax expenses	(4,939)	(6,347)	(5,372)	(7,393)

Net income	14,984	17,214	16,319	19,401
Net loss (income) attributable to non-controlling interests	272	(44)	93	(214)
Net income attributable to Xueda Education Group	15,256	17,170	16,412	19,187

Net income attributable to Xueda Education Group per ADS:
Net income attributable to Xueda Education Group
Basic	0.25	0.26	0.26	0.29
Diluted	0.24	0.26	0.25	0.29

Weighted average ADS numbers used in calculating net income attributable to Xueda Education Group per ADS:
Basic	61,919,516	65,560,089	64,350,949	65,409,790
Diluted	63,161,208	66,123,546	65,864,497	65,766,756

(1) Includes the following amounts of share-based compensation expenses for the periods indicated:

	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013
Share-based compensation expenses included in:
Cost of revenues	$15	$1	$19	$2
Selling and marketing expenses	4	1	10	2
General and administrative expenses	1,471	1,104	4,276	2,134
Total	$1,490	$1,106	$4,305	$2,138

Xueda Education Group

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands of US Dollars)

	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013
Net income	$14,984	$17,214	$16,319	$19,401
Other comprehensive income (loss), net of tax of nil	377	418	(624)	153
Total comprehensive income	15,361	17,632	15,695	19,554
Less: Comprehensive income (loss) attributable to non-controlling interests	(274)	50	(76)	221
Total comprehensive income attributable to Xueda Education Group	$15,635	$17,582	$15,771	$19,333

Xueda Education Group

UNAUDITED RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(in thousands of US Dollars )

	Three Months Ended June 30,
	2014	2013

Cost of revenues	$(79,160)	$(69,772)
Share-based compensation expense included in cost of revenues	15	1
Non-GAAP cost of revenues	(79,145)	(69,771)

General and administrative expenses	(13,202)	(13,768)
Share-based compensation expense included in general and administrative expenses	1,471	1,104
Non-GAAP general and administrative expenses	(11,731)	(12,664)

Selling and marketing expenses	(10,117)	(9,543)
Share-based compensation expense included in selling and marketing expenses	4	1
Non-GAAP selling and marketing expenses	(10,113)	(9,542)

Total costs of revenues and operating expenses	(102,479)	(93,083)
Share-based compensation expenses	1,490	1,106
Non-GAAP costs of revenues and operating expenses	(100,989)	(91,977)

Gross profit	41,650	44,855
Share-based compensation expenses	15	1
Non-GAAP gross profit	41,665	44,856

Income from operations	18,331	21,544
Share-based compensation expenses	1,490	1,106
Non-GAAP income from operations	19,821	22,650

Net income attributable to Xueda Education Group	15,256	17,170
Share-based compensation expenses	1,490	1,106
Non-GAAP net income attributable to Xueda Education Group	16,746	18,276

Non-GAAP net income attributable to Xueda Education Group per ADS:
Basic	0.27	0.28
Diluted	0.27	0.28

Weighted average ADS numbers used in calculating non-GAAP net income attributable to Xueda Education Group per ADS:
Basic	61,919,516	65,560,089
Diluted	63,161,208	66,123,546

Xueda Education Group

UNAUDITED RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(in thousands of  US Dollars)

	Six Months Ended June 30,
	2014	2013

Cost of revenues	$(140,319)	$(129,953)
Share-based compensation expense included in cost of revenues	19	2
Non-GAAP cost of revenues	(140,300)	(129,951)

General and administrative expenses	(28,507)	(27,155)
Share-based compensation expense included in general and administrative expenses	4,276	2,134
Non-GAAP general and administrative expenses	(24,231)	(25,021)

Selling and marketing expenses	(18,605)	(18,202)
Share-based compensation expense included in selling and marketing expenses	10	2
Non-GAAP selling and marketing expenses	(18,595)	(18,200)

Total costs of revenues and operating expenses	(187,431)	(175,310)
Share-based compensation expenses	4,305	2,138
Non-GAAP costs of revenues and operating expenses	(183,126)	(173,172)

Gross profit	65,745	68,575
Share-based compensation expenses	19	2
Non-GAAP gross profit	65,764	68,577

Income from operations	18,633	23,218
Share-based compensation expenses	4,305	2,138
Non-GAAP income from operations	22,938	25,356

Net income attributable to Xueda Education Group	16,412	19,187
Share-based compensation expenses	4,305	2,138
Non-GAAP net income attributable to Xueda Education Group	20,717	21,325

Non-GAAP net income attributable to Xueda Education Group per ADS:
Basic	0.32	0.33
Diluted	0.31	0.32

Weighted average ADS numbers used in calculating non-GAAP net income attributable to Xueda Education Group per ADS:
Basic	64,350,949	65,409,790
Diluted	65,864,497	65,766,756